Filed Pursuant to Rule 433
Registration No. 333-122139
Pricing Term Sheet

The Walt Disney Company
Floating Rate Global Notes Due 2009

Issuer:	The Walt Disney Company

Title of Securities:	Floating Rate Global Notes Due 2009

Ratings:	A3 / A-

Trade Date:	September 6, 2006

Settlement Date (T+3):	September 11, 2006

Maturity Date:	September 10, 2009

Aggregate Principal Amount Offered:	$750,000,000

Price to Public (Issue Price):	100.000% plus accrued interest, if any, from September 11, 2006

Interest Rate:	3-month LIBOR plus 10 basis points

Interest Payment Dates:	Quarterly on each March 10, June 10, September 10 and December 10, commencing on December 10, 2006

Joint Bookrunners:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Lehman Brothers Inc.

Junior Co-Managers:	Blaylock & Partners, L.P. The Williams Capital Group, L.P.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408, or UBS Securities LLC toll-free at 1-888-722-9555, ext. 1088.